Exhibit (a)(1)(D)

Chesapeake Energy Corporation Announces Increase in Size

of Cash Tender Offers for Contingent Convertible Senior Notes

OKLAHOMA CITY, August 26, 2016 /PRNewswire/ — Chesapeake Energy Corporation (NYSE: CHK) announced today that, with respect to its offers to purchase for cash (the “Tender Offers”) the outstanding notes of Chesapeake set forth in the table below (collectively, the “Notes”), it has increased the aggregate purchase price offered for the Notes in the Tender Offers, exclusive of accrued interest, from up to $500,000,000 aggregate purchase price to up to $750,000,000 (the “New Aggregate Maximum Purchase Amount”) and, in connection therewith, established a tender cap of $600,000,000 aggregate purchase price (exclusive of accrued interest) for the 2.5% Contingent Convertible Senior Notes due 2037 (the “2037 Notes”). No change was made to the tender cap for the 2.25% Contingent Convertible Notes due 2038 (the “2038 Notes”) and, except as provided for in this release, all other terms and conditions of the Tender Offers remain unchanged as set forth in an Offer to Purchase dated August 15, 2016 (as amended, the “Offer to Purchase”) and the related Letter of Transmittal.

The following table sets forth the revised terms of the Tender Offers:

Series of Notes	CUSIP Number	Aggregate Principal Amount Outstanding	Tender Cap (1)	Acceptance Priority Level	Total Consideration (2)
2.5% Contingent Convertible Senior Notes due 2037	165167BZ9 / 165167CA3	$730,205,000	$600,000,000	1	$1,000.00
2.25% Contingent Convertible Senior Notes due 2038	165167CB1	$315,112,000	$275,000,000	2	$920.00

(1)	The $600,000,000 Tender Cap the (“2037 Tender Cap”) and the $275,000,000 Tender Cap (the “2038 Tender Cap” and, together with the 2037 Tender Cap, the “Tender Caps”) apply to the aggregate purchase price (exclusive of accrued interest) of the 2037 Notes and the 2038 Notes, respectively.
(2)	Per $1,000 principal amount of Notes validly tendered and accepted for purchase in the applicable Tender Offer (exclusive of any accrued interest, which will be paid in addition to the Total Consideration to, but not including, the Settlement Date (each as defined in the Offer to Purchase)).

The Tender Offers will expire at 11:59 p.m., New York City time, on September 12, 2016 (such date and time with respect to a Tender Offer, as it may be extended for such Tender Offer, the “Expiration Date”). No tenders will be valid if submitted after the Expiration Date. Tendered Notes may be withdrawn from the Tender Offers at or prior to the Expiration Date.

Subject to the New Aggregate Maximum Purchase Amount, Tender Caps and proration as described in the Offer to Purchase, all 2037 Notes validly tendered will be accepted for purchase before any 2038 Notes validly tendered are accepted for purchase. If the aggregate purchase price (exclusive of accrued interest) of 2037 Notes validly tendered at or prior to the Expiration Date exceeds the 2037 Tender Cap, 2037 Notes validly tendered will be accepted for purchase on a pro rata basis, based on the aggregate principal amount of 2037 Notes validly tendered. Once all 2037 Notes validly tendered have been accepted for purchase, subject to the New Aggregate Maximum Purchase Amount, the Tender Caps and proration as described in the Offer to Purchase, 2038 Notes validly tendered will be accepted for purchase. If the aggregate purchase price (exclusive of accrued interest) of 2038 Notes validly tendered at or prior to the Expiration Date exceeds the 2038 Tender Cap or if the aggregate purchase price of 2037 Notes and 2038 Notes validly tendered exceeds the New Aggregate Maximum Purchase Amount, 2038 Notes validly tendered will be accepted for purchase on a pro rata basis, based on the aggregate principal amount of 2038 Notes validly tendered.

The Company also announced that, as a result of the consummation of its secured five-year term loan in an aggregate principal amount of $1.5 billion, the Financing Condition (as defined in the Offer to Purchase) with respect to the Tender Offers has been satisfied.

Goldman, Sachs & Co. is acting as the dealer manager in the Tender Offers. Global Bondholder Services Corporation has been retained to serve as both the depositary and the information agent for the Tender Offers. Persons with questions regarding the Tender Offers should contact Goldman, Sachs & Co. at (toll-free) (800) 828-3182 or (collect) (212) 902-6941. Requests for copies of the Offer to Purchase, the related Letter of Transmittal and other related materials should be directed to Global Bondholder Services Corporation at (toll-free) (866) 470-4200 or (collect) (212) 430-3774. Chesapeake has filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission. Chesapeake will make available to holders of the Notes, directly or through the Depository Trust

Company, documents specifying the terms, conditions and procedures for validly tendering and withdrawing Notes (copies of which are attached as exhibits to such Schedule TO). Note holders are encouraged to read these documents carefully before deciding whether to tender their Notes. Holders of the Notes and other interested parties may obtain a free copy of these documents at the Securities and Exchange Commission’s website, www.sec.gov.

None of Chesapeake, its board of directors, its officers, the dealer manager, the depositary, the information agent or the trustee with respect to the Notes, or any of their respective affiliates, makes any recommendation that holders tender or refrain from tendering all or any portion of the principal amount of their Notes, and no one has been authorized by any of them to make such a recommendation. Holders must make their own decision as to whether to tender their Notes and, if so, the principal amount of Notes to tender. The Tender Offers are made only by the Offer to Purchase and related Letter of Transmittal. This press release is neither an offer to purchase nor a solicitation of an offer to sell any notes in the Tender Offers. The Tender Offers are not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the Tender Offers are required to be made by a licensed broker or dealer, the Tender Offers will be deemed to be made on behalf of Chesapeake by the dealer manager or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Headquartered in Oklahoma City, Chesapeake Energy Corporation’s (NYSE: CHK) operations are focused on discovering and developing its large and geographically diverse resource base of unconventional oil and natural gas assets onshore in the United States. The company also owns oil and natural gas marketing and natural gas gathering and compression businesses.

This news release includes “forward-looking statements” that give the company’s current expectations or forecasts of future events, including the timing of the settlement and amounts to be purchased in the Tender Offers. Although we believe the expectations and forecasts reflected in our forward-looking statements are reasonable, we can give no assurance they will prove to have been correct. They can be affected by inaccurate or changed assumptions or by known or unknown risks and uncertainties (including the satisfaction of conditions precedent to completing the Tender Offers, the ability to consummate any or all of the Tender Offers and those stated in the company’s Annual Report on Form 10-K for the year ended December 31, 2015 and its other filings with the SEC), and actual results may differ from the expectation expressed. We caution you not to place undue reliance on our forward-looking statements, which speak only as of the date of this news release, and we undertake no obligation to update this information, except as required by applicable law.

INVESTOR CONTACT:

Brad Sylvester, CFA

(405) 935-8870

ir@chk.com

MEDIA CONTACT:

Gordon Pennoyer

(405) 935-8878

media@chk.com

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